Exhibit 99.1

Australian Securities & Investments Commission	Electronic Lodgement
Document No. 7E4200707
Lodgement date/time: 09-01-2012 16:10:00
Reference Id: 83608585

Form 484

Corporations Act 2001

Change to company details

Company details	Company name
SIMS METAL MANAGEMENT LIMITED
Australian Company Number (ACN)
114 838 630

Lodgement details	Who should ASIC contact if there is a query about this form?

Name
Francis Martin MORATTI

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete Name
Francis Martin MORATTI
Capacity
Secretary
Signature

Date signed
09-01-2012

ASIC Form 484 Ref 8360858509/01/2012

Form 484 - Change to company details

SIMS METAL MANAGEMENT LIMITEDACN114 838 630

C1 Cancellation of shares

Reason for cancellation	Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Minimum holding buy-back only

The cancelled shares are listed below:

	September 30,	September 30,
Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	487504	487504

Earliest Date of cancellation 14-12-2011

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

	September 30,	September 30,	September 30,	September 30,
Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	205851182	205851182.00	0.00

Earliest date of change 14-12-2011

ASIC Form 484 Ref 8360858509/01/2012

2